UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 28)
GENZYME CORPORATION
(Name of Subject Company)
GENZYME CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
372917104
(CUSIP Number of Common Stock)
Peter Wirth
Executive Vice President
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Paul M. Kinsella	Andrew R. Brownstein
Ropes & Gray LLP	Wachtell, Lipton, Rosen & Katz
Prudential Tower	51 West 52nd St
800 Boylston Street	New York, New York 10019
Boston, Massachusetts 02199	(212) 403-1000
(617) 951-7000
☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 28 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Genzyme Corporation, a Massachusetts corporation (the “Company” or “Genzyme”), with the Securities and Exchange Commission (the “SEC”) on October 7, 2010 (as previously amended, the “Schedule 14D-9”), relating to the tender offer by GC Merger Corp., a Massachusetts corporation (“Offeror”) and wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Sanofi”), to purchase all of the outstanding shares of the Company’s common stock, par value $.01 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, originally dated October 4, 2010, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, and as amended or supplement from time to time, constitutes the “Offer”), originally included as Exhibits (a)(1)(A) and (a)(1)(B) to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Sanofi and Offeror with the SEC on October 4, 2010. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9 filed on October 7, 2010 and any amendments thereto.
Item 8. Additional Information.
     Item 8 is hereby amended and supplemented by adding the following information below the last paragraph under the heading “(d) Litigation — Federal Cases”:
     “On March 22, 2011, the plaintiffs in the Consolidated Federal Action moved for leave to file a Second Amended Shareholder Class Action Complaint (“SACC”). The SACC would bring claims on behalf of a putative class of shareholders against the Company, the Company’s executive officers, the members of the Company Board and Sanofi. The SACC would allege that that defendants violated provisions of the Exchange Act and breached their fiduciary duties by, among other things, issuing a false and misleading Schedule 14D-9. The SACC would also allege that Sanofi aided and abetted the Individual Defendants’ alleged breaches of fiduciary duties. The suit would seek, among other relief (i) class action status, (ii) an order enjoining defendants from completing the merger unless they provide shareholders with additional information, (iii) an order directing defendants to comply with their fiduciary duty to disclose to shareholders all material information, and (iv) an award to the plaintiffs of the costs of the action, including reasonable attorneys’ and experts’ fees and expenses. On March 25, 2011, the plaintiffs indicated that they would not seek to preliminarily enjoin the Revised Offer or Merger.
     A copy of the Motion for Leave to File the SACC is attached hereto as Exhibit (a)(51). The foregoing description of the Consolidated Federal Action is qualified in its entirety by reference to Exhibit (a)(51) hereto.”
     Item 8 is hereby amended and supplemented by adding the following information below the last paragraph under the heading “(d) Litigation — State Cases”:
     “On March 18, 2011, the West Palm Beach Police Pension Fund filed an Emergency Motion to Intervene in the Consolidated State Action. This Motion was denied on March 23, 2011. The court also ordered on March 23 that the West Palm Beach Action be transferred to Suffolk County and consolidated with the Consolidated State Action.
     On March 23, 2011, the court also denied the motion of plaintiffs in the Local No. 38 action to amend their complaint and denied plaintiffs’ emergency motion to consolidate the state derivative actions with the Consolidated State Action.
     Also on March 23, 2011, the court granted the motion of the plaintiffs in the Consolidated State Action to supplement their Consolidated Class Action Complaint but denied the plaintiffs’ request for expedited discovery. The Court ruled that the plaintiffs’ supplement to the Consolidated Class Action Complaint does not present a “sufficiently colorable claim” to merit expedited discovery and that plaintiffs’ discovery requests were overbroad and unduly burdensome.” Following this ruling, the plaintiffs in this action have indicated that they do not intend to pursue a preliminary injunction based on the allegations in the supplement to the Consolidated Class Action.
     On March 24, 2011, the plaintiffs in the Consolidated State Action filed an emergency motion for a preliminary injunction to “escrow a portion of the acquisition proceeds for the payment of plaintiffs’ counsel’s attorneys’ fees and expenses.” A copy of this motion is attached hereto as Exhibit (a)(52). In this motion, the plaintiffs seek to have the court require that $1.9 million of the amounts otherwise payable to Company shareholders be placed in an escrow account pending a hearing on a purportedly forthcoming application by the plaintiffs for an award of attorneys’ fees and expenses. The foregoing description of this motion is qualified in its entirety by reference to Exhibit (a)(52) hereto.” A hearing on this motion was held on March 29, 2011.
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(51)	Motion for Leave to File a Second Amended Shareholder Class Action Complaint filed by Jerry L. & Mena M. Morelos Revocable Trust, Bernard Malina, Emanuel Resendes, William S. Field, III, Trustee U/A Dated October 12, 1991 by William S. Field Jr. and Warren Pinchuck in the United States District Court for the District of Massachusetts on March 22, 2011.
(a)(52)	Emergency Motion for Preliminary Injunction filed by Louisiana Municipal Police Employees’ Retirement System, Chester County Employees Retirement Fund, Alan R. Kahn and David Shade in the Massachusetts Superior Court for Suffolk County on March 24, 2011.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2011	GENZYME CORPORATION
	By:	/s/ Thomas J. DesRosier
		Name:	Thomas J. DesRosier
		Title:	Senior Vice President, General Counsel and Chief Legal Officer